Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-263328
August 24, 2022

IMMUNE THERAPEUTICS FOR MICROBIAL DISEASES Investor Presentation Summer 2022 ALOPEXX , INC.

2 Forward Looking Statements This presentation contains forward - looking statements that involve substantial risks and uncertainties. All statements, other th an statements of historical facts, contained in this presentation, including statements regarding Alopexx, Inc.’s (the “Company” ) s trategy, future operations, future financial position, projected costs, prospects, plans, and objectives of management, are forward - looki ng statements. The words ‘‘anticipate,’’ ‘‘believe,’’ ‘‘continue,’’ ‘‘could,’’ “depends,” ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘m ay,’’ “ongoing,” ‘‘plan,’’ ‘‘potential,’’ ‘‘predict,’’ ‘‘project,’’ ‘‘target,’’ ‘‘should,’’ “will,” ‘‘would,’’ and similar expressions are int end ed to identify forward - looking statements, although not all forward - looking statements contain these identifying words. The Company may not actually achieve the plans, intentions, or expectations disclosed in these forward - looking statements, and you should not place undue rel iance on these forward - looking statements. Actual results or events could differ materially from the plans, intentions and expectation s disclosed in these forward - looking statements. In addition, the forward - looking statements included in this presentation represe nt the Company’s views as of the date of this presentation. The Company anticipates that subsequent events and developments will cau se its views to change. However, while the Company may elect to update these forward - looking statements at some point in the future, it specifically disclaims any obligation to do so. These forward - looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this presentation.

3 Free Writing Prospectus This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not conta in all of the information you should consider before investing. The Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement (including a pros pec tus) to which this presentation relates, but such registration has not been declared effective. Before you invest, you should read th e prospectus, including the Risk Factors therein, and the documents incorporated by reference or filed as exhibits to the regis tra tion statement, the complete information about the Company and this offering. You may access these documents for free by visiting EDG AR on www.sec.gov . Alternatively, copies of the preliminary prospectus may be obtained from ThinkEquity LLC, Prospectus Department, 17 State Street, 41 st floor, New York, NY 10004, telephone (877) 436 - 3673 or email prospectus@think - equity.com. This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale o f t hese securities in a jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification unde r t he securities laws jurisdiction. The offering will only be made by means of a prospectus pursuant to a registration statement that is filed wi th the SEC after this statement becomes effective.

4 Offering Summary Issuer Alopexx, Inc. Listing/Symbol Nasdaq / ALPX Expected Offering Size $15,000,000 Expected Price Range $5.00 - $7.00 Shares Offered 2,500,000 Over - Allotment 15% Use of Proceeds Advance clinical trials, manufacturing, general corporate purposes Sole Book Runner ThinkEquity

5 Company Overview Our Pipeline Two proprietary, clinical, immune therapeutic candidates targeting PNAG: F598 Fully human monoclonal antibody AV0328 Chemically synthesized vaccine The Need Reducing the World’s Reliance on Antibiotics 5 The Target PNAG Market Opportunity • Peak sales >$2B for initial indication for each asset • Expansion to other indications possible Intellectual Property • Covered by multiple patents • Patent protection through 2040 Management • Executive Team and Board have deep experience in drug development and with the financial community • Co - Founder identified PNAG • First - in - man and pilot clinical studies completed • Phase II proof - of - concept trials planned for both the antibody and vaccine • Potential to create the first broad - spectrum anti - infective immune therapeutics – Unique target found on a wide and expanding range of microbes – Immune targeting of PNAG could avoid or reduce the need for antibiotics

THERAPEUTIC APPROACHES TO INFECTIOUS DISEASES

Antibiotics vs Immune Therapy

ALOPEXX, Inc.

Antibiotics

- Kill or inhibit growth of bacteria
- ~ 100 approved antibiotics
- Use in humans associated with alteration in gut flora
- Widespread use in humans and animals has led to the development of resistance
  - ~ 22 million pounds of antibiotics are consumed yearly in the US alone
  - Bacteria multiply rapidly (new generation every 20-30 min)
  - Low levels of antibiotics end up in water, food and soil
- Resistance to antibiotics now occurs ~1 year after introduction

Antibiotics are most effective if they are not broadly utilized.

White Blood Cells Ingesting and Killing Bacteria

Bacteria



Macrophage

Immune Therapies

- Utilizes, augments, and directs the body's immune response
- 2 approaches - Antibodies & Vaccines
- Have been shown to be highly effective & safe
- Low risk of resistance
  Unlike antibiotics the vaccine, antibody and immune cells do not leave the body
- Limitation
  Current Immune therapies are highly specific

Immune therapies are most effective if they are widely utilized.

Broad-spectrum immune therapeutics that could prevent or reduce the need for antibiotics are needed.

N Engl J Med 2013; 369:2474-2476 DOI: 10.1056/NEJMp1311479
CDC DOI: 10.1056/NEJMp1311479

6

ANTIMICROBIAL RESISTANCE

Reducing Reliance on Antibiotics

ALOPEXX, Inc.

AMR is a killer!

AMR happens when bacteria, fungi and parasites become resistant to antibiotics

GLOBAL IMPACT

~ **5M** deaths/year

AMR increases the risk, morbidity, and mortality from infections

- Surgical procedures
- Trauma
- Admission to Intensive Care Units
- Cancer Chemotherapy
- Immunocompromised Individuals
- Sexually transmitted diseases

Creates significant financial costs

$55B CDC estimated cost per year	**$20B** for healthcare	**$35B** for loss of productivity

CDC
DOI: 10.1056/NEJMp1311479

7

THE BROAD-SPECTRUM POTENTIAL OF TARGETING PNAG

A Therapeutic Paradigm Shift

ALOPEXX, Inc.

Vaccines and antibodies that prevent infections are very specific to the microbe being targeted.

Need different vaccines and antibodies for each microbe.

IS THERE A BROAD-SPECTRUM APPROACH?

PNAG - (Poly *N*-Acetyl Glucosamine)

- **Critical component** of the surface of bacteria & fungi causing serious infections
- Needed for microbial survival and **ability to cause disease**
- Used by microbes to adhere to tissues and **surgically implanted prostheses**
- **Majority of bacterial and fungal microbes produce PNAG**
- Currently identified on **over 75 separate bacterial and fungal microbes** including many antibiotic resistant ones

PNAG is an ideal target for immune therapeutics

one target for many infections

Microbes expressing PNAG on their surface

(green color)


Pneumococcal
Pneumonia


Strep Infection


Lyme Disease


Staph Infection
(red is bacterial capsule)


Malaria


Highly Antibiotic
Resistant Bacteria

9 Compound Initial Therapeutic Focus Discovery Pre - Clinical Phase I Phase II Phase III mAb F598 Prevention of Hospital Acquired Infections Vaccine AV0328 Expanded Coverage when added to Existing Vaccines Non - Overlapping Utility of Antibody and Vaccine mAb F598 Vaccine AV0328 Immediate protection Long - Term protection Effective in active infections Effective in immune compromised patients Prevention/Treatment of AMR Monoclonal Antibody F598 • All genetic components derived from humans • First - in - man and pilot clinical studies completed Specific initial indication • Prevention of hospital - acquired infections in intensive care unit patients Vaccine AV0328 • Chemically synthesized • COGs < $1.00/dose Far lower than commercially available vaccines • First - in - man clinical study completed Specific initial indication • Complementary vaccine for current S. pneumo infections Pipeline Summary

Prevention of Pneumococcal Infections
Vaccine AV0328
ALOPEXX, Inc.

Current Status

Conventional vaccines while effective are highly specific

- **Serotype-specific vaccines target antigens unique to a subset of the microbial species**
- **100+ known *S. pneumoniae* serotypes**
  Prevnar 13 protects against 13 serotypes
- **To broaden coverage, newer vaccines include additional serotype-specific components**
  Prevnar 7 → Prevnar 13 → Prevnar 20
- **Despite limited coverage Prevnar sales > $5.5B**

Challenges/Opportunities

Prevnar introduction has resulted in an increase in infections caused by uncovered serotypes

- Found to vary by age and geography
- Serotype-specific vaccines becoming less effective at targeting *S. pneumo* globally
- Cannot hope to contain all or most of the 100+ serotype-specific antigens in a single vaccine

Serotypes Causing Majority of *S. pneumoniae* Infections in Adults Before and After Prevnar7 and Prevnar13 Introduction


Uncovered Serotypes
Covered Serotypes
12
5
14
6
14
?
Before Prevnar
After Prevnar7
After Prevnar13
After Prevnar 20

Nature Sci Rep 10, 18977 (2020).
https://doi.org/10.1038/s41598-020-75691-5

There is a need for a single component vaccine that can cover all serotypes.

10

Clinical Activity
Vaccine AV0328
ALOPEXX, Inc.

Clinical Experience

- First-in-man trial completed in healthy adult volunteers
- Phase II ready
- Active IND for future studies

Clinical Safety

- AV0328 well-tolerated
- Minimal local reactions
- No increased side effects with 2nd dose

Efficacy

- At the highest doses:
  Killing of all PNAG-positive microbial species and strains tested

Includes all S. pneumo strains tested

Microbe	Strain	Outcome
N. gonorrhoeae	UNC25 A442089 15253 H041 CTR-SPAIN	POS POS POS POS POS
N. meningitidis Serogroup A	Z2087	POS
N. meningitidis Serogroup B	B16B6 M2996 NMB H44/76 M981 M992	POS POS POS POS POS POS
N. meningitidis Serogroup C	89-1	POS
N. meningitidis Serogroup W	W171	POS
N. meningitidis Serogroup X	BF	POS
N. meningitidis Serogroup Y	Y2220	POS
A. baumannii	S1	POS
C. albicans	SC5314	POS
S. pneumoniae	TIGR 4 (4) Spn 6B (6B) 246 (14) EF3030 (19F) 11865 (9V) Spn 212 (22F) Spn 255 (31B) Spn 080 (8)	POS POS POS POS POS POS POS POS
S. aureus	MN8 (CP8)	POS
MRSA	USA300 (No CP) USA100 (CP5) Sanger 256 (CP8)	POS POS POS
E. coli	NDM1 MCR1	POS POS
K. pneumoniae	KPN NDM 1 KPN-KPC	POS POS
S. typhi	TY2	POS

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12 VACCINE AV0328 Potential Role in the Prevention of Streptococcus pneumoniae Infections Based on feedback from FDA and Expert Panel there is now a developmental road map for use of AV0328 in the prevention of S. pneumoniae infections Proposed Indication “AV0328 is indicated for adults 18 years of age and older for the prevention of pneumococcal pneumonia and invasive disease caused by Streptococcus pneumoniae serotypes not covered by serotype - specific vaccines” FEEDBACK FROM FDA AND EXPERT PANEL FDA and Expert Panel supported utilization of AV0328 as a complementary vaccine 12 Expression of PNAG by S. pneumoniae in infected human lung Red = antibody to S. pneumoniae cells; Green = MAb to PNAG RATIONALE • PNAG expressed on 100% of S. pneumoniae serotypes tested Expression noted in clinical samples • Vaccine AV0328 Single component vaccine that may cover all serotypes BROAD - SPECTRUM COVERAGE OF AV0328 LENDS ITSELF TO A UNIQUE INITIAL APPROACH • Will serve as a complementary vaccine to existing or future serotype - specific vaccines Could expand coverage to remaining serotypes • No other S. pneumoniae vaccine in development offers this degree of coverage

13 $2.0B $690M $350M $3.0B S. pneumoniae STDs N. meningitidis Total Vaccine AV0328 Market Potential Assessment * assumes AV0328 is approved for both S. pneumoniae and N. meningitidis Peak expected Global Revenues S. pneumoniae N. meningitidis TOTAL PRICE $60 /dose – Base Case UPSIDE $90 /dose DOWNSIDE $45 /dose for Canada and EU 3 Indications Evaluated • S. pneumoniae • Sexually Transmitted Diseases (STDs) • N. meningitidis Assumptions AV0328 would complement existing vaccines

14 Hospital Acquired Infections (HAIs) Estimating HAIs and Deaths in US Hospitals, Kievers , 2002 The Direct Medical Costs of HAIs in US Hospitals and the Benefits of Prevention., CDC Mar 2009 https://www.cdc.gov/policy/polaris/healthtopics/hai/index.html 14 HAIs felt to be potentially preventable Medicare imposing financial penalties to encourage hospitals to reduce incidence of HAIs. ~ 1.7 million HAIs Centers for Disease Control estimate Cause or contribute to 99,000 deaths/year in the US Substantial morbidity, mortality, and expense FOCUS ON INTENSIVE CARE UNITS (ICU) 20% Prevalence of HAIs is very high Leading cause of death in non - cardiac ICUs 40% of all ICU expenditures Many caused by AMR pathogens

15 mAb F598 Monoclonal Antibody for Prevention of Infection in ICU Patients Clinical Experience • Phase I & Phase II pilot trials completed • Active IND for future studies Clinical Safety • Well tolerated • No significant toxicities observed • Long half - life – ~20 – 30 days – Antibody detected up to day 50 Potential for a single infusion to provide 2 - 3 months of protection • Staphylococcus aureus • S. epidermidis • Neisseria gonorrhoeae • N. meningitidis • Hemophilus influenzae type b • Streptococcus pneumoniae • S. pyogenes • Bordetella pertussis • Franciscella tularensis LVS • Burkholderia cepacia complex Killing of Microbes by F598 1 10 100 1000 10000 100000 1000000 10000000 0 5 10 15 20 25 30 35 40 45 50 OPK Titer 1/N Days 0.86 mg 4.30 mg 8.59 mg 12.89 mg 17.18 mg Nominal time (days) 0 5 10 15 20 25 30 35 40 45 50 Mean F598 serum concentration (  g/mL) 0.1 1 10 100 1000 1 mg/kg 5 mg/kg 10 mg/kg 15 mg/kg 20 mg/kg LLOQ • Candida albicans • Aspergillus flavus • A. fumigatus • Fusarium solani • Enterococcus faecalis • Escherichia coli • Klebsiella pneumoniae • Enterobacter cloacae • Acinetobacter baumannii • Mycobacterium avium • Listeria monocytogenes

mAb F598

Prevention of Infections in ICU Patients

ALOPEXX, Inc.

Gram-positive Bacteria, Gram-negative Bacteria and Fungi Associated with HAIs

CDC List

Organism	PNAG Expression
Acinetobacter	Positive
Burkholderia cepacia	Positive
Candida auris	Positive
Clostridioides difficile	Positive
Clostridium sordellii	NT
Enterobacterales (carbapenem-resistance)	Positive
ESBL-producing *Enterobacterales* (extended-spectrum β-lactamase-producing)	Positive
Escherichia coli	Positive
Klebsiella pneumoniae	Positive
Methicillin-resistant *Staphylococcus aureus* (MRSA)	Positive
Non-tuberculous Mycobacteria (NTM)	Positive
Pseudomonas aeruginosa	Negative
Staphylococcus aureus	Positive
Mycobacteria tuberculosis (TB)	Positive
Vancomycin-intermediate *Staphylococcus aureus*	Positive
Vancomycin-resistant *Staphylococcus aureus*	Positive
Vancomycin-resistant *Enterococci* (VRE)	Positive

https://www.cdc.gov/hai/organisms/organisms.html

- Majority of hospital-acquired pathogens produce PNAG
- mAb F598 used to prevent or mitigate development of HAIs in ICU patients
- **Would be consistent with Medicare directive to prevent HAIs**

Alopexx is uniquely positioned to perform a large phase II study in this setting.

Collaboration with Paris APHP, public hospital consortium
David Skurnik, MD, PhD, key opinion leader

- Worked on development of antibody and vaccine
- Heads a coalition of investigators and institutions interested in performing the study

Demonstrating that mAb F598 can reduce the morbidity/mortality associated with HAIs in ICU patients would constitute a major health advance.

16

Market Potential Assessment

mAb F598

ALOPEXX, Inc.

ANALYSIS LIMITED TO US, CANADA AND EU5

3 Indications Evaluated

- ICU patients (only a subset of patients – those colonized with MRSA, used for analysis)
- Emergency Abdominal Surgery
- Graft vs Host Disease

Assumptions

F598 would be added to existing standard of care

PRICE	**$5,000** US & Canada **$4,000** EU5
SHARE	**30%** US **25%** Canada & EU5



Peak expected Global Revenues
$2.3B
$670M
$70M
$3.0B
ICU
Emergency Abd Surgery
Graft vs Host
TOTAL

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18 Fast Track submission vaccine Fast track submission antibody Timeline & Milestones 2022 2023 2024 mAb F598 Vaccine AV0328 CMC mAb F598 for clinical trials Clinical Phase 2 Proof - of Concept ICU Study Pre - Clinical Validated opsonic assay Clinical – Phase 2 Proof of - concept – Dose schedule trial in healthy volunteers Clinical Initiation of ≥ 65 y/o study Complete accrual vaccine study CMC Vaccine for clinical trials and formulation Work Pre - Clinical S. pneumoniae disease model End of phase 2 meeting with FDA for vaccine End of phase 2 meeting with FDA for antibody Meeting with EU health authorities Complete accrual ICU study

19 Intellectual Property Synthesis of PNAG oligosaccharide also covered by a trade secret agreement Monoclonal antibody produced using a proprietary master cell bank Covered by multiple US and International Patents 12824510 Poly - N - Acetyl Glucosamine - Binding Peptides and Methods of use Thereof Expires 2029 40405927 Anti - Microbial Vaccine Compositions Expires 2040 38953665 Methods For Providing Continuous Therapy Against PNAG Comprising Microbes Expires 2040 38905796 Low Contaminant Antimicrobial Vaccines Expires 2040

20 ALOPEXX PLATFORM Competitive Landscape Pipeline Status and Market Capitalization* Pre - Clinical Clinical Approved Vaccine $1.58B $2.93B $606.04M $2.86B $56.25B mAb $63.67M $129.77M $487.56M $3.27B * Market Caps as of August 23, 2022

21 Cap Table Pro Forma Pre - IPO Capitalization Table Common Shares Outstanding¹ 4,812,648 Options² 1,300,000 Warrants 0 Fully Diluted Shares Outstanding 6,112,648 1. Includes 172,648 shares upon conversion of notes at a 25% discount to the offering price, which is assumed to be $6, the mid - point of the range 2. To be issued post - offering, exercise price will equal the IPO price

22 Management Daniel R. Vlock , MD President, CEO, Director Thomas T. Thomas, CFA Chief Financial Officer Gerald B. Pier, PhD Chief Scientific Officer William W. Chin, MD Senior Strategic Advisor , Director Christine de los Reyes, PharmD, MBA Chief Business Officer, Chief Commercialization Officer – Co - Founder – > 25 years of pharmaceutical experience – Corporate Treasurer, Genentech – Co - Founder – Professor of Medicine, Microbiology and Immunology, Harvard Medical School – Senior VP Discovery Research and Clinical Investigation, Eli Lilly – EVP Science and Regulatory Advocacy, CMO, Pharmaceutical Research and Manufacturers of America (PhRMA) – Executive Director of Licensing & Development, Pfizer – > 30 years pharmaceutical experience

23 Non - Employee Directors Gail Cassell, PhD, D. Sc. (hon) Independent Director Designee Richard Cohen 1 Independent Director Designee Peter Honig, MD, MPH Independent Director Designee Ann MacDougall, JD 2,3 Independent Director Designee Peter J. Werth Director – Former Vice President, Infectious Diseases Drug Discovery and Development, Eli Lilly and Company – Former Board Member, Chair of the Audit Committee, Rodman and Renshaw – Former Head Worldwide Safety and Regulatory Affairs, Pfizer – Former General Counsel, PwC - US – Board Member - Opiant Pharmaceuticals – Former Interim Board Chair, Progenics Pharmaceuticals – Founder and CEO of ChemWerth Inc (1) Chair Audit Committee. (2) Chair Compensation Committee. (3) Chair Governance Committee

24 Investment Summary Developed immune therapeutics capable of addressing a significant and growing medical need Reducing the world’s reliance on antibiotics The target, PNAG is present on a wide and expanding range of microbes Including AMR pathogens Strong IP portfolio through 2040 Seasoned commercial large pharma management team Potential market opportunity in excess of $4 billion Two immune therapeutic clinical candidates, Phase II ready • mAb F598 • Vaccine AV0328

Thank You! Contact us: 186 Alewife Brook Pkwy #1068 Cambridge, MA 02138 info@alopexx.com

BACK - UP SLIDES

27 Closely Related to Why Would So Many Microbes Make PNAG? PNAG − Survival strategy − Protection from external environment − Loss of PNAG leads to diminished resistance to environmental stress and greater clearance by the host Chitin − Component of invertebrate exoskeleton − Protection from external environment Targeting PNAG offers the potential of creating the first broad - spectrum anti - infective immune therapeutics Alopexx has developed proprietary immune therapeutics that can effectively target PNAG

28 Impact of de - acetylation and mechanism of action Targeting dPNAG PNAG Antibodies Targeting Native Acetylated PNAG Bind to Acetates on Native PNAG dPNAG Antibodies Targeting Native Acetylated PNAG Bind to Acetates on Native PNAG Antibody - Induced Bacterial Killing INEFFECTIVE IMMUNITY Natural antibodies to PNAG preferentially target surface acetyl groups Spatial location off acetyl groups prevents antibody cross - bridging by complement and induction of protective immunity (opsonization or bactericidal killing). INEFFECTIVE IMMUNITY Antibody to dPNAG targets PNAG backbone Permits antibody cross - bridging by complement and induction of protective immunity Antibodies to dPNAG target the backbone on native acetylated and de - acetylated PNAG Antibodies Acetyl Group

29 0.0 1.0 2.0 3.0 4.0 5.0 6.0 Vehicle Cefotaxime (30mg/kg) 12.5 25 50 Efficacy of Targeting PNAG Demonstrated in Numerous Animal Studies Pathogen Animal Infection Model S. aureus Mouse • Lethal peritonitis • Bacteremia • Skin infection • Corneal Keratitis • Lethal systemic infection E. coli • Lethal peritonitis • Oral infection with Shiga - toxin producing strains Burkholderia complex • Lethal peritonitis A. baumannii • Bacteremia • Pneumonia N. meningitidis serogroup B • Neonatal infection N. gonorrhoeae • Conjunctivitis S. pyogenes • Lethal infections L. monocytogenes • Lethal infections S. pneumoniae • Pneumonia • Corneal infections K. pneumoniae • Pneumonia C. albicans • Keratitis P. berghei • Malaria R. equi Horse • Pneumonia S. aureus Sheep • Mastitis • Lethal infection A. pleuropneumoniae Pig • Pneumonia mAb F598 is as effective as the antibiotic Cefotaxime in preventing Streptococcus pneumoniae lung infections in mice. Independent study performed by Sanofi Aventis. Vaccine AV0328 protected horse foals against Rhodococcus equi infection: An intracellular infection similar to TB. Study conducted at Texas A&M Veterinary School, Noah Cohen and colleagues Log 10 CFU/mouse lung (MAb F598 (µg/mouse IV) Mare Vaccinated Mare Unvaccinated Pneumonia Healthy Proportion of Foals with Pneumonia 91% Relative Risk Reduction 6/7 (86%) 1/12 (8%) - 2.7 log *** - 0.5 log NS - 1.5 log *** - 3.0 log *** 14+ pathogens studied in > 20 infection models

Potential Indications and Initial Focus

ALOPEXX, Inc.

Setting	Relevant Areas	Indications
Infectious Diseases	Prevention in high-risk populations	• ICU patients • Emergency abdominal surgery • Neonatal infections • Burn patients • Trauma patients • Immunocompromised patients
	Expansion of existing vaccines	• Pneumococcal pneumonia • Meningitis
	Antibiotic resistant organisms	• WHO identified threat organisms
	Sexually Transmitted Diseases	• Gonorrhea • Chlamydia
	Chronic and Difficult to treat Infections	• Chronic Lyme disease • Recurrent urinary tract infections • Eye infections • Prosthetic joint infections
Non-infectious diseases	Conditions where deposition of PNAG-containing microbial fragments in internal organs can cause disease	• Alzheimer's Disease • Diabetes • Cancer • Traumatic brain injury • Graft vs Host Disease

Compound	Setting	Indication	Discovery	Pre-Clinical	Phase I	Phase II	Phase III
mAb F598	**Hospital Acquired Infections**	ICU Infections		Initial Indication			
mAb F598		Emergency Abdominal Surgery/ Trauma					
Vaccine AV0328	**Expansion of Existing Vaccines**	*S. pneumoniae* infections		Initial Indication			
Vaccine AV0328		*N. meningitidis* infections					

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